September 30, 2009

Via EDGAR

Securities and Exchange Commission
ATTN: H Roger Schwall and Gary Newberry
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-4628

Re:
                    Solitario Exploration & Royalty Corp. ("Solitario or the "Company")
                    Form 10-K for the Fiscal Year Ended December 31, 2008
                    Filed March 13, 2009
                    Form 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2009
                    Filed May 8 and August 6, 2009, respectively
                    Comment letter dated September 22, 2009
                    SEC File No. 1-32978

Dear Mr. Schwall and Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

          Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (the "SEC"); and

          Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

          Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Form 10-K for the Fiscal Year ended December 31, 2008

Consolidated Statements of Stockholders' Equity, page 49

          We have reviewed your response to prior comment 11 with respect to your accounting for the shareholder's agreement between you and Anglo Platinum Brazil ("Anglo"). We understand that you record all funding prior to Anglo earning an interest in Pedra Branca Mineracao ("PBM") as a reduction to your net exploration expenditures, as Anglo has the right to terminate its interest in PBM at anytime prior to earning the interest. Please clarify how you evaluated the probability of payment of the equity interest when determining that it was appropriate to report the funds received as a reduction to your net exploration expenditures. In this respect, explain how you evaluated Anglo's commitment to fund the exploration of this project when determining whether the payment of the equity interest was probable. In this respect we note that you entered into the agreement in April 2007 and Anglo had funded enough exploration expenditures by September 30, 2007.

RESPONSE:

          Up until the date Anglo fulfilled its funding obligation required to earn its 15% interest in PBM, we evaluated the probability that Anglo would meet the requirements for earning its interest, as remote. This evaluation was based upon (i) the fact that during our 14-year corporate history to that time, no joint venture partner had ever satisfied the conditions to earn an interest in one of our properties (prior to Anglo related to PBM), (ii) that on several similar arrangements, we have experienced unanticipated immediate unilateral terminations of continued funding by joint venture partners; and most importantly (iii) Anglo's specific history of delayed funding on the PBM project. Specifically, it is important to note that although we signed a letter of intent with Anglo in January 2003, between the period from July 2004 and April 2006, the letter agreement was amended four times, to among other things, request significant time extensions to meet funding requirements pursuant to the letter of intent and prior to signing the Shareholders' Agreement. Furthermore, Section 10.9 of Shareholders' Agreement is clear that Anglo not only has the right to terminate funding at any time at their sole discretion, but Section 10.9.3 clearly states that they would not receive any proportional interest with respect to any partial funding: (note; Per the Shareholders' Agreement, Anglo is defined as "APB", and "AML" is a 100% owned subsidiary of Solitario)

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10.9     APB Election to Cease Sole Funding - APB may, at its sole discretion, elect to cease Sole Funding under Clause 10.1 and/or, if applicable, Clause 10.3 at any time during the relevant earn-in or funding period, provided however:

10.9.1     if APB ceases to Sole Fund prior to the First Option Exercise Date, APB shall have no rights and Interests in the Pedra Branca Project, whether through a shareholding in the Company or an Ownership Interest or otherwise and this Agreement shall terminate;

10.9.2     if APB ceases to Sole Fund prior to the Final Earn-In Date and is the Manager pursuant to an election made in accordance with Clause 4.4, it shall cease to become Manager and AML shall replace APB as Manager from the election hereunder;

10.9.3     the relevant Option to which the funding period relates in respect of which APB has elected to cease Sole Funding shall terminate and APB shall have no entitlement to any additional Shares as a result of partial funding of the applicable Option;

          Additionally, during the second and third quarters of 2007, Anglo had no specific timeline to meet the payment requirements (however, there was a funding deadline, pursuant to the 2007 program and budget, of December 31, 2007). We were not provided by Anglo any indications of when they would complete their funding obligations, if at all, to earn their 15% interest until we received the funds.

          Finally, in addition to the uncertainties related to Anglo's own internal decisions for deploying capital on their inventory of exploration-stage properties, there are several reasons why Anglo could have unilaterally made a decision to not proceed further with funding and thereby intentionally choose not to earn an interest in PBM. These include, among other things, the potential for poor exploration results for 2007 (exploration results for 2007 were not available prior to the fourth quarter of 2007), which could have caused Anglo to terminate funding because Anglo would not want to have ongoing responsibilities for further exploration expenses, carrying costs or other future liabilities including environmental liabilities related to the PBM or the Pedra Branca project. Accordingly based upon our evaluation, we believed it was prudent, not to assign any probability to Anglo earning its interest prior to meeting the earn-in requirements of the Shareholders' Agreement.

2.          Your response also states that you do not believe that (it) is necessary to step up the value of the equity in PBM when you conveyed the 15% interest in PBM to Anglo as the value of the proceeds were not objectively determinable. Please further clarify why you believe the fair value of the cash you received in the five months preceding the conveyance of the equity interest is not objectively determinable.

RESPONSE:

          During the course of this transaction, although we did consider gain recognition, at no time during the period of the Shareholders' Agreement did we feel there was any objectively determinable basis for recording a gain (or loss) on the value of the previously unissued shares of PBM issued to Anglo. As such, we believed it would be inappropriate to record a gain (or loss). We based this conclusion on the guidance provided by Staff Accounting Bulletin No. 84 - "Accounting for Sales of Stock by a Subsidiary" ("SAB 84"). Specifically, Question 2 of SAB 84 provides insight into when the Staff would object to gain recognition upon the issuance of stock of a subsidiary:

In addition, the staff believes that realization is not assured where the subsidiary is a newly formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question, or other similar circumstances.

          At the time of Anglo earning its 15% interest, no analysis was available that could have been used to objectively determine the fair value of the PBM shares whether based upon reserves, value beyond proven and probable reserves, market comparison of similar properties or possibly some other measure.

The nature of mineral exploration is to determine if a property has economic value. It is our experience that many exploration properties, such as Pedra Branca, often have millions of dollars spent on them that ultimately may result in determining that the property has no economic value. Our evaluation of the economic characteristics and viability of PBM, which entity's only asset is the exploration-stage mineral leases subject to the Shareholders' Agreement, and the guidance provided by SAB 84, led us to the subjective conclusion that the issuance of equity would not meet the Staff's requirement for gain recognition.

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          In addition, we reviewed the guidance provided by Question 3 of SAB No. 84, which states:

The staff believes that gain recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined.

          Although Anglo was reimbursing certain exploration costs, it is our belief that the fair value of the underlying 15% equity interest of PBM was not objectively determinable. Although it could be argued the fair value of the Pedra Branca Project (and by reference, the fair value of 15% of the shares of PBM) could possibly be the entire amount of money (or some proportionate amount thereof) that Anglo had contributed as of the date they earned their interest in PBM, this would have resulted in an implied fair value of $15 million, and a gain on the recorded value of the Pedra Branca project of approximately $12 million. We believe recording such a gain on a South American exploration property without any reserves or delineated resources would have been inappropriate and significantly misleading to our shareholders. Similarly, any recognition of gain based upon a proportionate amount of exploration expended by Anglo would have involved subjectivity, for which we had no basis as discussed above. In addition, recording a gain based solely on the amounts spent on exploration would have contradicted our stated accounting policy of expensing exploration costs, by effectively capitalizing as a gain, prior exploration expenditures and potentially compounding that capitalization by the percentage of PBM earned by Anglo.

3.          Your response states that after conveying the first 15% interest to Anglo, you recorded all additional funding proceeds received as additional paid-in capital as Anglo was a minority equity holder. Please clarify why you believe the existence of a minority interest in PBM would change the accounting for the funding proceeds received. Explain why you believe that it is appropriate to report the proceeds as equity, even though an equity transaction had not occurred as of the dates you received the cash.

          Based upon our review of the U.S. GAAP in effect, at the time that Anglo became a shareholder of PBM in 2007, there was no authoritative literature providing guidance on the accounting for similar transactions between shareholders and their investee companies. As such, we looked, by analogy, to the guidance provided by (then proposed-stage literature) SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51," ("SFAS No. 160"). Specifically, we reviewed paragraph 33 of SFAS No. 160 that stated "Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners)." After Anglo earned its initial 15% equity stake of PBM, we believed, in the absence of specific guidance on the matter, that a reasonable interpretation would be that Anglo's prospective cash contributions to PBM, represented investments in PBM (regardless of whether the next "tranche" of equity was issued to Anglo at that time), and as such, classification of such amounts as contributed capital was appropriate rather than as reductions to exploration expense.

4.          From the shareholders agreement included as an exhibit 10.1 in your Form 8-K filed on October 4, 2007, it appears that settlement of the 15% interest in PBM was to be in previously unissued shares of PBM (as opposed to shares that were previously owned by you). Please confirm that you issued previously unissued shares of PBM upon the settlement of the first and second 15% interest in PBM.

RESPONSE:

          We confirm that we issued previously unissued shares of PBM to Anglo subsequent to Anglo earning both the 15% and 30% interests in PBM.

Form 10-Q for the quarter ended June 30, 2009

5.          We note your statement that your disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

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RESPONSE:

          We have reviewed our disclosures regarding our disclosure controls and procedures and the wording of the conclusion on the effectiveness of our disclosure controls and procedures by our Chief Executive Officer and our Chief Financial Officer. In all future filings we will not include paragraphs regarding the inherent limitations of our system of disclosure controls and procedures and will only include the following disclosure, if true, regarding the effectiveness or our disclosure controls and procedures:

          During the fiscal period covered by this report, the Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of [the quarter end date], the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods and are designed to ensure that information required to be disclosed in its reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in internal controls over financial reporting that occurred during the quarter ended [quarter end date] that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

          We respectfully submit to the Staff that in light of our commitment to revise our disclosure as set forth above in all future quarterly and annual filings on Form 10-Q and Form 10-K, and that the Form 10-Q for the period ended June 30, 2009, taken as a whole, is not materially misleading and does convey the fact that management did conclude Solitario's disclosure controls and procedures were effective, albeit with the paragraph that included the inherent limitations of disclosure controls and procedures. Accordingly, we feel that the amendment of our previously filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 is not necessary.

Definitive Proxy Statement on Schedule 14A filed April 28, 2009

Summary Compensation Table

6.          We note your response to our prior comment seven. Please confirm that in future filings you will reflect the bonuses in the total compensation column for the year earned.

RESPONSE:

          We confirm that in all future filings we will reflect the bonuses in the total compensation column for the year earned.

SUMMARY AND CONCLUSION:

          We respectfully submit that as a result of the explanation provided in this letter and the prospective disclosures discussed above we do not believe amending the currently filed 2008 Annual Report on Form 10-K or the currently filed Quarterly Report for the quarter ended June 30, 2009 is necessary.

          If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely,

/s/ James R. Maronick
CFO
Solitario Exploration & Royalty Corp.

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